FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Hong Kong

HSBC's principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in the Asia-Pacific region. It is one of Hong Kong's three note-issuing banks, accounting for nearly 60% by value of banknotes in circulation in 2013.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	5,993	5,316	4,691
Net fee income ............	3,877	3,335	3,097
Net trading income ......	1,570	1,463	1,189
Other income ..............	1,763	2,308	1,705

Net operating income4	13,203	12,422	10,682

LICs42 ..........................	(137)	(74)	(156)

Net operating income	13,066	12,348	10,526

Total operating expenses ..................................	(5,045)	(4,848)	(4,758)

Operating profit .......	8,021	7,500	5,768

Income from associates43 ..................................	68	82	55

Profit before tax .......	8,089	7,582	5,823

Cost efficiency ratio ....	38.2%	39.0%	44.5%
RoRWA36 ....................	6.4%	7.0%	5.3%

Year-end staff numbers	28,367	27,742	28,984
10% growth in underlying revenue
Strong performance in CMB with lending growth of 18%
Best M&A House in Hong Kong 2013 (The Asset)
For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

Hong Kong's GDP grew at a faster pace in 2013 than in 2012. This was driven mainly by domestic demand, which offset an ongoing weakness in external orders. Labour market conditions remained resilient and strong nominal wage growth continued to support private consumption. Measures announced in February 2013 by the government and the Hong Kong Monetary Authority to dampen demand in the property market led to a softening in prices and some moderation of demand in the third quarter of the year. Headline CPI inflation fell in the fourth quarter, largely due to lower food prices and housing costs. Underlying inflation averaged 4% in 2013, lower than it was in 2012.

Review of performance

Our operations in Hong Kong reported a pre-tax profit of US$8.1bn compared with US$7.6bn in 2012, an increase of 7%. This reflected higher revenue, driven by balance sheet growth, and increased net fees from unit trusts and debt issuance. Excluding the effect of disposals in 2012, underlying profit before tax increased by 13%.

In RBWM, we grew our average mortgage balances by 8% with average loan-to-value ratios of 44% on new mortgage drawdowns and an estimated 32% on the portfolio as a whole. We continued to develop our digital capabilities and launched our mobile banking application. We also developed our Wealth Management capabilities, growing revenue by over 10%. In addition, we enhanced our wealth management systems, simplified the product range and implemented the Global Wealth Incentive Plan to better align customer and business interests.

In CMB, we further strengthened the collaboration with GB&M, raising financing for our clients of over US$14bn from debt capital markets and nearly US$4bn from equity capital markets, including the largest IPO in Hong Kong for a mainland Chinese consumer company. In addition, we were awarded Best Trade Finance Bank in Hong Kong by Global Finance.

In GB&M, we continued to lead the market in Hong Kong dollar bond issuance and are now one of the top five houses for both equity capital markets and mergers and acquisitions. We were voted Best Debt House in Hong Kong in the Euromoney 2013 Awards for Excellence and were involved in seven of the ten largest IPOs in Hong Kong this year.

Profit/(loss) before tax by global business

	2013 US$m	2012 US$m	2011 US$m

Retail Banking and Wealth Management ......................................................	3,742	3,694	3,022
Commercial Banking ....................................................................................	2,110	2,188	1,608
Global Banking and Markets .........................................................................	1,971	1,518	1,316
Global Private Banking .................................................................................	208	249	188
Other ...........................................................................................................	58	(67)	(311)

	8,089	7,582	5,823

We led the market in offshore renminbi ('RMB') bond issuance, including the RMB3bn (US$491m) government bond issue in December 2013 by mainland China's Ministry of Finance, and were voted 'Best provider of offshore renminbi products and services' for the second year running by Asiamoney. We also won the award for RMB House of the Year from Asia Risk.

We announced the sale of our shareholding in Bank of Shanghai in 2013, a transaction which is expected to complete in the first half of 2014.

Net interest income rose by US$677m compared with 2012, led by RBWM and supported by GB&M and CMB. The increase was mainly due to higher average lending balances, wider spreads on mortgages in RBWM reflecting lower funding costs, and growth in the insurance debt securities portfolio.

There was strong loan growth in both CMB and GB&M, driven by trade-related lending in the first half of 2013 and an increase in commercial real estate and other property-related lending in the second half of the year, though the benefit of this growth was partly offset by spread compression reflecting competition and increased liquidity in the markets. Mortgage lending in RBWM also increased, although the rate of growth began to slow during 2013 as transaction volumes in the property market reduced.

Average deposit balances increased, in part reflecting new Premier customers in RBWM and increased Payments and Cash Management balances in CMB, though the benefit of this growth was more than offset by narrower deposit spreads due to a fall in short-term interbank interest rates.

Net fee income rose by US$542m in 2013, led by RBWM as strong customer demand and favourable market sentiment led to higher fees from unit trusts and increased brokerage income. Fee income increased due to a rise in debt and equity underwriting and corporate finance activity compared with 2012, in part reflecting collaboration between GB&M and CMB. Fee income also rose in CMB as trade and Payments and Cash Management volumes increased.

Net trading income rose by US$107m in 2013. Rates revenue rose due to greater corporate flow, increased holdings of debt securities and a net favourable movement in respect of the valuation adjustments on derivatives compared with a net charge in 2012. Equities revenues rose from warrant market making as volumes increased while foreign exchange revenue grew due to improved margins and higher customer trading volumes.

Net income from financial instruments designated at fair value was US$258m compared with US$447m in 2012, primarily due to lower net investment returns on assets held by the insurance business reflecting weaker equity markets and falling bond prices. To the extent that these investment returns were attributed to policyholders holding unit-linked insurance policies and insurance contracts with DPF, there was a corresponding movement in Net insurance claims incurred and movement in liabilities to policyholders.

Gains less losses from financial investmentswere US$53m in 2013 compared with US$322m in 2012, largely due to the non-recurrence of the gain on sale of our shares in four Indian banks in 2012.

Dividend income was US$150m compared with US$24m in 2012, mainly due to the dividend from Industrial Bank following its reclassification as a financial investment during the year.

Net earned insurance premiums grew by 2% due to increased renewals of deferred annuity and unit-linked insurance contracts, partly offset by the absence of non-life insurance premiums following the disposal of the HSBC and Hang Seng Bank general insurance businesses in 2012 and lower new business premiums. The growth in premiums resulted in a corresponding increase in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating income was US$131m lower than in 2012 due to the non-recurrence of the gains on sale of Global Payments Asia-Pacific Limited and the non-life insurance businesses reported in 2012, totalling US$375m on a reported basis. This more than offset higher revaluation and disposal gains on investment properties, which in part reflected the strong commercial property market, and a larger increase in the PVIF asset. The latter arose in 2013 due to favourable interest rate assumption updates, although this was more than offset in Net insurance claims incurred and movement in liabilities to policyholders.

LICs were US$63m higher due to a revision to the assumptions used in our collective assessment models in RBWM and a rise in individual impairment charges in CMB, although these remained low. This was partly offset by collective provision releases in CMB from lower historical loss rates and individual impairment releases in GB&M.

Operating expenses rose by US$197m in 2013, reflecting higher marketing spend, costs relating to the introduction of updated payment cards and information technology platforms as well as increased property rental and maintenance costs. In addition, staff costs increased as a result of changes to the recognition of pension costs.

Share of profit from associates and joint ventures was US$15m lower, primarily due to the effect of the disposal of our interest in Global Payments Asia-Pacific Ltd in 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014